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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 35 )*

Michaels Stores, Inc.
(Name of Issuer)
Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)
594087-10-8
(CUSIP Number)
Eric R. Markus, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
2445 M Street, N.W.
Washington, D.C. 20037
(202) 663-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 12, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	594087-10-8	Page	2	of	2 Pages

1	NAMES OF REPORTING PERSONS: Sam Wyly

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK, OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		1,795,235

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 (2,052,000 assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Sam Wyly (see discussion in Amendment No. 33))

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,400,231

WITH	10	SHARED DISPOSITIVE POWER:

0 (2,052,000 assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Sam Wyly (see discussion in Amendment No. 33))

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,400,231 (4,452,231 assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Sam Wyly (see discussion in Amendment No. 33))

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.80% (3.34% assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Sam Wyly (see discussion in Amendment No. 33))

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	594087-10-8	Page	3	of	3 Pages

1	NAMES OF REPORTING PERSONS: Charles J. Wyly, Jr.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK, OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		1,921,415

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 (2,867,204 assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Charles J. Wyly, Jr. (see discussion in Amendment No. 33))

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,926,413

WITH	10	SHARED DISPOSITIVE POWER:

0 (2,867,204 assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Charles J. Wyly, Jr. (see discussion in Amendment No. 33))

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,926,413 (5,793,617 assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Charles J. Wyly, Jr. (see discussion in Amendment No. 33))

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.19% (4.43% assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Charles J. Wyly, Jr. (see discussion in Amendment No. 33))

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No. 594087-10-8	Page 4 of 4 Pages
     This Amendment No. 35 (“Amendment No. 35”) relates to the Schedule 13D originally filed on June 12, 1984 (the “Original Schedule 13D”), as amended by Amendment Nos. 1 through 32, filed between October 26, 1984 and January 28, 2002, Amendment No. 33, filed on April 8, 2005 (“Amendment No. 33”), and Amendment No. 34, filed on October 17, 2005 (“Amendment No. 34”), by Sam Wyly and Charles J. Wyly, Jr. (collectively, the “Reporting Persons”) in connection with the common stock, par value $0.10 per share (the “Common Stock”), of Michaels Stores, Inc. (“Michaels”).
     This Amendment No. 35 is being filed to disclose certain margin arrangements described below in Item 6. The discussion herein of certain foreign trusts organized under the laws of the Isle of Man of which a Reporting Person was a beneficiary should be read in conjunction with Amendment No. 33 and the discussion therein of those and certain other foreign trusts (as defined in Amendment No. 33 , the “Foreign Trusts”).1/
ITEM 1. Security and Issuer
     This statement relates to the ownership of Common Stock of Michaels Stores, Inc., a Delaware corporation. Michaels’s principal executive offices are located at 8000 Bent Branch Drive, Irving, Texas 75063.
ITEM 2. Identity and Background
     This statement is being filed by Sam Wyly and Charles J. Wyly, Jr.
     The business address for each of the Reporting Persons is 300 Crescent Court, Suite 1000, Dallas, Texas 75201. Sam Wyly’s present principal occupation is as an entrepreneur who is self-employed. Charles J. Wyly, Jr.’s present principal occupation is as Chairman of the Board of Directors of Michaels.
     Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body resulting in subjection to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Sam Wyly and Charles J. Wyly, Jr. is each a citizen of the United States of America.
ITEM 3. Source and Amount of Funds or Other Consideration.
     No change.
ITEM 4. Purpose of Transaction
     No change.
ITEM 5. Interest in Securities of the Issuer
     (a) As of January 12, 2006, without regard to the securities owned by the subsidiaries of certain Foreign Trusts, Sam Wyly beneficially owned 2,400,231 shares, or approximately 1.80% of the outstanding shares of Common Stock. Sam Wyly beneficially owned (i) 1,068,351 of such shares individually; (ii) 604,996 of such shares by virtue of his ownership of options to purchase shares of Common Stock; (iii) 400,000 of such shares as the sole general partner of Tallulah, Ltd.; (iv) 27,740 of such shares owned by his spouse; and (v) an aggregate of 299,144 of such shares as the trustee of the Sam Wyly trusts listed below:

1/	In Amendment No. 33 to the Schedule 13D, the Reporting persons made the simplifying assumption that all options granted prior to August 8, 2002 were fully vested when granted and thus beneficially owned by such Reporting Person for dispositive purposes notwithstanding Rule 13d-3(d)(1)(i). For the purposes of this Amendment No. 35, no such simplifying assumption has been made.

CUSIP No. 594087-10-8	Page 5 of 5 Pages

		Number of Shares
	Name of Trust	Beneficially Owned
1.	The Christiana Parker Wyly Trust	149,572
2.	The Andrew David Sparrow Wyly Trust	149,572
Sam Wyly possessed sole voting power with respect to 1,795,235 shares of Common Stock and sole dispositive power with respect to 2,400,231 shares of Common Stock. In addition, Sam Wyly may be deemed to beneficially own 2,052,000 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 1.54% of the outstanding shares of Common Stock.2/
     Without regard to the securities owned by the subsidiaries of certain Foreign Trusts, Charles J. Wyly, Jr. beneficially owned 2,926,413 shares, or approximately 2.19% of the outstanding shares of Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 900 of such shares individually; (ii) 1,004,998 of such shares by virtue of his ownership of options to purchase shares of Common Stock; (iii) 570,039 of such shares as a trustee of the general partner of Stargate, Ltd.; (iv) 360,208 of such shares as general partner of Shadywood USA, Ltd.; and (v) an aggregate of 990,268 of such shares as trustee of the Charles J. Wyly, Jr. trusts listed below:

		Number of Shares
	Name of Trust	Beneficially Owned
1.	The Martha Caroline Wyly Trust	282,876
2.	The Charles J. Wyly III Trust	355,312
3.	The Jennifer Lynn Wyly Trust	352,080
Charles J. Wyly, Jr. possessed sole voting power with respect to 1,921,415 shares of Common Stock and sole dispositive power with respect to 2,926,413 shares of Common Stock. In addition, Charles J. Wyly, Jr. may be deemed to beneficially own 2,867,204 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 2.14% of the outstanding shares of Common Stock.
     Without regard to the securities owned by the subsidiaries of the Foreign Trusts, the Reporting Persons as a group beneficially owned an aggregate of 5,326,644 shares of Common Stock, or approximately 3.99% of the outstanding shares of Common Stock. The Reporting Persons as a group had sole voting power with respect to 3,716,650 shares of Common Stock and sole dispositive power with respect to 5,326,644 shares of Common Stock. In addition, the Reporting Persons may be deemed to beneficially own 4,919,204 shares of Common Stock held by subsidiaries of the Foreign Trusts, or approximately 3.68% of the outstanding shares of Common Stock.
     (b) No change.
     (c) The only transactions in the Common Stock effected during the past sixty (60) days by the Reporting Persons are the transactions described in Item 6 below.
     (d) No change.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     On January 11, 2006, Bear Stearns Securities Corp. (“Bear Stearns”) agreed to make certain separate margin loans to each of The Andrew David Sparrow Wyly Trust, The Christiana Parker Wyly Trust, The Martha Caroline Wyly Trust, The Charles J. Wyly III Trust, The Jennifer Lynn Wyly Trust and Shadywood USA, Ltd. (collectively, the “Customers” and each such person, a “Customer”) pursuant to preexisting separate customer agreements between Bear Stearns and each of the Customers. On that same date, each Customer agreed to pledge its shares of Michaels Common Stock to Bear Stearns under terms and conditions that are customary for such arrangements. The margin loans were funded by, and the Common Stock delivered to, Bear Stearns on January 12, 2006. All of the securities in a Customer’s margin account (or accounts) will serve as collateral for margin loans made from time

2/	Of the 2,052,000 shares held by subsidiaries of the Foreign Trusts, 1,600,000 shares are subject to the prepaid forward transaction referenced in Item 4 of Amendment No. 33.

CUSIP No. 594087-10-8	Page 6 of 6 Pages
to time by Bear Stearns to such Customer. Each Customer is required to keep a certain level of equity in its margin account(s) based on regulatory requirements and Bear Stearns’ agreements with the Customers. The number of shares of Common Stock pledged to Bear Stearns by the Customers is shown on Exhibit 2. In the event that any Customer’s equity in its margin account(s) falls below the required level (or upon the occurrence of certain standard events of default), Bear Stearns may take action such as issuing a margin call to such Customer and/or selling (in its capacity as a secured party) the securities held in such Customer’s margin account(s) in order to cover the deficiency and maintain the required equity in the margin account(s).
ITEM 7. Material to be Filed as Exhibits
     Exhibit 1: Agreement pursuant to Rule 13d-1(k)(1)(iii).
     Exhibit 2: Chart listing number of shares pledged by persons named in Item 6.

CUSIP No. 594087-10-8	Page 7 of 7 Pages
Signatures
     After reasonable inquiry and to the best of my knowledge and belief, each of us certifies that the information set forth in this amendment to this statement is true, complete and correct.

Dated: January 17, 2006	/s/ Sam Wyly

Sam Wyly

/s/ Charles J. Wyly, Jr.

Charles J. Wyly, Jr.